ECHOSTAR COMMUNICATIONS CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112
RESPONSE TO SEC LETTER OF August 21, 2007
September 21, 2007
Via EDGAR and FedEx
Cheryl L. Grant
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	EchoStar Communications Corporation (“EchoStar” or the “Company”)
Definitive Schedule 14A for the fiscal year ended December 31, 2006
Filed April 5, 2007
File No. 1-26176
Dear Ms. Grant:
We are supplying the following responses to the comments contained in your letter dated August 21, 2007, regarding the above-referenced document. Our responses are numbered in accordance with the numbered comments in your letter.
Definitive Schedule 14A for the fiscal year ended December 31, 2006
Proposal No. 1 — Election of Directors, page 3
Board of Directors and Committees and Selection Process, page 4
1.	You state on page five that the nominating committee will consider director nominees recommended by your stockholders. Please also describe the procedures to be followed by stockholders in submitting such recommendations. See Item 407(c)(2)(iv) of Regulation S-K.
As discussed on page 6 of our proxy statement, we provide an informal process through which stockholders may send communications to our Board of Directors (our “Board”). This process also permits communications from stockholders to the committees of our Board. In response to the Staff’s comment, we will add disclosure to future proxy
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Ms. Cheryl L. Grant
United States Securities and Exchange Commission

statements that makes it explicit that stockholders may submit director nominees for consideration by our Nominating Committee through this existing communication process.
Compensation Discussion and Analysis, page 9
Executive Compensation Process, page 9
2.	So that shareholders may understand the kind of benchmarking information you used in determining annual executive compensation, identify all of the companies that you considered for purposes of benchmarking the named executive officers’ compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Also discuss how your compensation committee and board considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and elements of your executive compensation for each officer.
While it is correct that our Compensation Committee and Board reviewed an internally-prepared benchmarking survey this year in connection with making recommendations for executive officer compensation, the survey was used merely as an informal and subjective frame of reference for comparisons to base salaries paid to similarly situated executives. Furthermore, it is important to note that the survey was not a conventional “benchmarking survey”, but rather it was a table that listed the compensation components for the named executive officers of the selected companies, as disclosed in their respective publicly-filed proxy statements. Neither the Compensation Committee nor the Board used the survey to “benchmark” in the traditional sense, as our Compensation Committee and Board do not utilize any kind of formulaic or standard, formalized benchmarking level or element in tying or otherwise setting our executive compensation to that of other companies. Therefore, we believe Item 402(b)(2)(xiv) of Regulation S-K is not actually applicable to our current process for determining executive compensation.
However, in response to the Staff’s comment, to the extent we use standard benchmarking surveys for future compensation setting, we will, in future proxy statements, identify by name the companies that we include in any such benchmarking survey.
For the Staff’s reference, the companies included in our informal compensation survey for 2006 included: The DirecTV Group, Inc., Comcast Corporation, Cablevision Systems Corporation, Cox Communications, Inc., Charter Communications, Inc., Adelphia Communications Corporation, Liberty Media Corporation, UnitedGlobalCom, Inc., CenturyTel, Inc., and Level 3 Communications, Inc. The selection of companies for inclusion in the survey was made by the Compensation Committee.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Ms. Cheryl L. Grant
United States Securities and Exchange Commission

Executive Compensation Process, page 9
3.	Discuss any role of executive officers in determining or recommending the amount or form of executive compensation. See Item 407(e)(3)(ii) of Regulation S-K.
As disclosed in our proxy statement, executive compensation decisions involve both our Compensation Committee and our Board. Our Board includes certain of our executive officers, including Charles Ergen, our Chairman and CEO. In proxy statements prior to our 2007 proxy statement, we disclosed specifically Mr. Ergen’s involvement in setting compensation of executive officers other than himself. However, in response to the new executive compensation rules in 2007, we referenced the involvement of our entire Board (which includes other executive officers), as our Board ultimately approves and sets these base compensation amounts. In response to the Staff’s comment, EchoStar proposes to include in future filings more disclosure as to the specific role of Mr. Ergen and executive officers, as applicable, in determining or recommending the amount or form of executive compensation.
Executive Compensation Components, page 9
4.	As to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for the last fiscal year to each named executive officer. For example, you state on page nine that the compensation committee and board considered, among other factors, “their perception of the individual’s performance, the individual’s success in achieving EchoStar and individual goals, equity awards previously granted to the individual and planned changes in responsibilities.” Yet you do not analyze how the committee’s or the board’s consideration of these factors resulted in the amounts paid for each element for each officer. Please provide more analysis. See Item 402(b)(2)(vii) of Regulation S-K.
While we disclose certain factors considered by our Board and Compensation Committee in determining executive compensation, neither our Board nor our Compensation Committee has in the past assigned specific weights to these factors and none of the factors are more dispositive than others. Nevertheless, in response to the Staff’s comment, EchoStar will discuss with its Board and Compensation Committee the extent to which additional detail as to the impact of each of these factors in determining the amounts paid for each compensation element can be identified and included in future filings.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Ms. Cheryl L. Grant
United States Securities and Exchange Commission

5.	Regarding your explanation of the compensation that you paid your named executive officers, please consider the extent to which you should include separate discussion of a named executive officer’s compensation where any policy or decisions for that named executive officer’s compensation have been materially different from those of the other named executive officers’ compensation. For example, the stock awards column in the summary compensation table on page 13 shows that only Carl Vogel earned a stock award in 2006, but it is not apparent as to whether the board considered only that named executive officer in making a stock award for 2006 and why. As another example, the grants of plan-based awards table on page 14 shows that only some of the current named executive officers have estimated future payouts under equity incentive plan awards and there are significant differences in the amounts of stock and option awards for 2006. Yet it is not apparent as to what circumstances led to these differences or whether they reflect material differences in your policy or decision-making regarding the executives’ compensation. Please clarify. See Section II.B.1 of Securities Act Release No. 8732A.
During 2006, there were no policies or decisions for any named executive officer’s compensation that were materially different from those of the other named executive officers’ compensation. For example, in addition to stock option grants related to annual performance evaluations, we generally award equity incentives to key employees (including executive officers) upon hire and promotion within the Company. Regarding Mr. Vogel’s award referenced in the summary compensation table (on page 13), this number represented the 2006 FAS 123R expense for restricted stock units awarded to Mr. Vogel in 2005 upon the commencement of his employment with the Company. Pursuant to Item 402(c)(2)(v) of Regulation S-K, the FAS 123R expense recognized for these restricted stock units was included in the compensation table but was not specific to 2006 compensation awards. In keeping with our philosophy of generally awarding equity incentives upon hire and promotion, the grant of plan-based awards for 2006 table on page 14 discloses awards for certain named executive officers upon hire (Bernard Han) or upon a promotion (Carl Vogel and David Rayner). We note the Staff’s comment, and in future filings, we will provide specific disclosure if any policy or a decision for a named executive officer’s compensation is materially different from those of the other named executive officers.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Ms. Cheryl L. Grant
United States Securities and Exchange Commission

Incentive Compensation, page 10
6.	Describe what factors the committee considers in its “subjective evaluation of [a named executive officer’s] performance” and how it considers an “employee’s position” in determining general equity incentive awards, as you suggest on page ten.
Since it is a “subjective evaluation”, no specific objective factors are used uniformly in assessing executive officers, though the Compensation Committee may examine both individual and Company performance.
Regarding an employee’s position, generally more senior employees are offered a greater number of stocks awards. For example, executive vice presidents generally receive an equity incentive award (non-performance based) to purchase approximately 100,000 to 200,000 shares of our Class A Common Stock upon hire though in some cases a particular executive may receive a higher or lower number of options in exchange for an increase or decrease, as applicable, in the amount of the executive’s base salary. Additionally, the specific responsibility of a particular function may also result in that executive receiving a greater award. For example, our chief financial officer (Bernard Han) received a general equity incentive award (non-performance based) to purchase 350,000 shares of our Class A Common Stock upon hire.
7.	Disclose the performance goals the committee and board have been considering in determining awards under each of the incentive plans under which the named executive officers may receive compensation. See Item 402(b)(2)(v) of Regulation S-K. Also disclose the performance targets and threshold levels that must be reached for payment to each of the named executive officers. See Item 402(b)(2)(v). To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it will be for the company to achieve the undisclosed target or threshold levels for each executive position. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.
We compete in the subscription television service industry against other DBS television providers, cable television and other system operators offering video, audio and data programming and entertainment services. The subscription-based television industry is
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Ms. Cheryl L. Grant
United States Securities and Exchange Commission

extremely competitive and our future plans and performance targets are confidential and proprietary. Consequently, as part of our plan to improve our market position, and to incentivize our employees, we have established certain long-term goals as a condition to the payment of certain compensation awards. If competing companies were able to ascertain the performance measures for our long-term compensation awards, they would likely be able to determine in advance certain of our business, marketing and other strategies, placing us at a significant competitive disadvantage. See Gulf and Western Industries, Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979) stating that:
In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown. 615 F.2d at 530, citing National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).
Additionally, in evaluating confidentiality “the issue is whether the public disclosure of the information would likely cause competitive harm...regardless of the source of the harm.” Burke Energy Corp. v. DOE, 583 F. Supp. 507, 512 (D. Kan. 1984). It is also clear that the exemption for competitive information was intended to prevent the fundamental unfairness that can result from one side having confidential information about the other in a business context. Cf. National Parks, supra, at 678 n.18.
Based on the foregoing, we believe that the performance goals under both our 1999 Long-Term Incentive Performance (“1999 LTIP”) and our 2005 Long-Term Incentive Performance (“2005 LTIP”) are confidential information. These goals include performance criteria based on identifiable metrics that could be used to determine our specific operating plans and could therefore be used by our competitors to our disadvantage. However, in response to the Staff’s comment, in future filings we will include disclosure stating that:
EchoStar competes in the subscription television service industry against other DBS television providers, cable television and other system operators offering video, audio and data programming and entertainment services. Many of these competitors have substantially greater financial, marketing and other resources than we have. The 2005 LTIP awards a compensation payout to our executive officers if EchoStar’s performance exceeds management’s projections of EchoStar’s long-term performance. As a result, it will be reasonably difficult for us to achieve the specified long-term performance goal of the 2005 LTIP if EchoStar’s future performance is at or below management’s projections of EchoStar’s future performance.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Ms. Cheryl L. Grant
United States Securities and Exchange Commission

8.	Discuss whether discretion can be or has been exercised by the board or committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.
In accordance with the terms of our 1999 Stock Incentive Plan, our Board and our Compensation Committee have discretion to make changes to award compensation. However, neither our Board nor our Compensation Committee exercised that discretion during 2006. In response to the Staff’s comment, EchoStar proposes to include in future filings disclosure regarding this discretion and any exercise of this discretion, as applicable.
9.	Please provide additional discussion as to why, in light of the other elements of compensation afforded to the named executive officers, the committee or board determined the 2006 cash incentive plan should be an additional element. See Item 402(b)(1)(iv) and (vi) of Regulation S-K. Disclose the “specified 2006 business goals and other criteria,” performance targets and thresholds for payment to each named executive officer. To the extent that you do not disclose the targets or threshold levels because you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it will be for the company to achieve the undisclosed target or threshold levels for each executive position. See Instruction 4 to Item 402(b).
We believe that providing executive officers an opportunity to earn a bonus tied to both individual and Company performance aligns the interests of the executive officer with that of the Company. Therefore, as disclosed on page 11 of our proxy statement, we tied these cash awards to the achievement of specified 2006 business goals. As stated in our response to question 7 above, we operate in a competitive industry where we would be at a distinct disadvantage if competing companies were able to ascertain our goals. The business goals of the 2006 Cash Incentive Plan were specific Company and department-level goals that, if disclosed, would reveal to our competitors our strategic focus. Therefore, stating these goals would lead to the likelihood of substantial competitive harm. See Gulf supra at 530. Furthermore, the goals of our 2007 Cash Incentive Plan are similar to those of the 2006 Cash Incentive Plan.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Ms. Cheryl L. Grant
United States Securities and Exchange Commission

However, in response to the SEC staff’s comment, we propose to include in future filings:
EchoStar competes in the subscription television service industry against other DBS television providers, cable television and other system operators offering video, audio and data programming and entertainment services. Many of these competitors have substantially greater financial, marketing and other resources than we have. The 2007 Cash Incentive Plan awards a compensation payout to our executive officers if EchoStar’s performance exceeds management’s projections of EchoStar’s performance for 2007. As a result, it will be reasonably difficult for us to achieve the specified performance goals of the 2007 Cash Incentive Plan unless EchoStar’s performance in 2007 exceeds management’s projections of EchoStar’s future performance.
10.	Disclose any multiples or formulas that the Committee or board uses in determining each named executive officer’s incentive award. We note your disclosure on page eleven that suggests at least the performance-based conditional cash incentives are based on different multiples of each officer’s base salary.
As disclosed on page 11 of our proxy statement, the maximum amount payable to any participant under the 2006 Cash Incentive Plan upon satisfaction of all applicable business goals and other criteria is equal to or less than each participant’s annual base salary. In response to the Staff’s comment, EchoStar proposes to include in future filings, as applicable, the percentage of an executive officer’s salary that he or she may be eligible to receive upon satisfaction of all applicable business goals and other criteria.
Executive Compensation Committee Report on Executive Compensation, page 12
11.	The compensation committee states that its recommendation is “subject to the limitations on the role and responsibilities of the Compensation Committee referred to above.” Tell us in your response letter why you have included this apparent limitation to the recommendation required by Item 407(c)(5) of Regulation S-K.
As disclosed on page 9 of our proxy statement, our Compensation Committee acts pursuant to a charter adopted by our Board of Directors. The above language was not meant to limit the recommendation of the Compensation Committee required by Item 407(c)(5) of Regulation S-K but simply to reiterate the responsibilities of the Compensation Committee. In response to the Staff’s comment, we will not include this language in future filings.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Ms. Cheryl L. Grant
United States Securities and Exchange Commission

Executive Compensation and Other Information, page 13
12.	Your disclosure on page twelve conveys that the named executive officers at a minimum may have accelerated vesting of their restricted stock units and stock options. This circumstance suggests that you should include full Regulation S-K Item 402(j) disclosure regarding potential payments to the officers upon termination or change-in-control. See generally Item 402(j) of Regulation S-K and particularly Instructions 1 and 3 to Item 402(j) of Regulation S-K. If their compensation falls within the circumstances described in Instruction 5 to Item 402(j) of Regulation S-K, please clarify.
In light of additional guidance provided by Questions 11.01 and 11.02 in the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance in August 2007 and in response to the Staff’s comment, we propose to include in future filings, as applicable, disclosure regarding the amounts executive officers may receive upon termination following a change-in-control.
Director Compensation and Nonemployee Director Option Plans for 2006, page 16
13.	We note your statement in a footnote to the table that you “have granted the following options to [y]our nonemployee directors under th[e] plans,” but it is not apparent as to whether, by this footnote, you have disclosed the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K. Please clarify.
As disclosed in Note 1 to the Director Compensation table, options granted to our Nonemployee Directors are 100% vested upon issuance. As such, the amount of option awards exercisable disclosed in the table on page 17 is also the amount of option awards outstanding at fiscal year end. Therefore, we believe that the table on page 17 did disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K. However, in response to the Staff’s comment, we propose to include in the table in future filings individual totals for each nonemployee director and clarifying language regarding the number of awards outstanding.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Ms. Cheryl L. Grant
United States Securities and Exchange Commission

     In accordance with your request, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please call me at 303-723-1611. I can also be reached by fax at 303-723-2050.

Very Truly Yours, ECHOSTAR COMMUNICATIONS CORPORATION
/s/ R. Stanton Dodge
R. Stanton Dodge
Executive Vice President, General Counsel and Secretary

9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299